Exhibit 99.1

IN THE COMMON PLEAS COURT

HAMILTON COUNTY, OHIO

ADAM FRANCHI, INDIVIDUALLY AND	)
ON BEHALF OF ALL OTHERS	)
SIMILARLY SITUATED,	)
)
PLAINTIFF,	)	CASE NO.
)
V.	)	JURY TRIAL DEMANDED
)
ANDREA J. AYERS,	)	CLASS ACTION
C/O RACHELLE SILVERBERG	)
WACHTELL, LIPTON, ROSEN & KATZ	)
51 WEST 52ND STREET	)
NEW YORK, NY 10019)
)
AND	)
)
CHERYL K. BEEBE	)
C/O RACHELLE SILVERBERG	)
WACHTELL, LIPTON, ROSEN & KATZ	)
51 WEST 52ND STREET	)
NEW YORK, NY 10019)
))
AND	)
)
RICHARD R. DEVENUTI	)
C/O RACHELLE SILVERBERG	)
WACHTELL, LIPTON, ROSEN & KATZ	)
51 WEST 52ND STREET	)
NEW YORK, NY 10019)
)
AND	)
)
JEFFREY H. FOX	)
C/O RACHELLE SILVERBERG	)
WACHTELL, LIPTON, ROSEN & KATZ	)
51 WEST 52ND STREET	)
NEW YORK, NY 10019)
)
AND	)
)
JOSEPH E. GIBBS	)
C/O RACHELLE SILVERBERG	)
WACHTELL, LIPTON, ROSEN & KATZ	))

51 WEST 52ND STREET	)
NEW YORK, NY 10019)
)
AND	)
)
JOAN E. HERMAN	)
C/O RACHELLE SILVERBERG	)
WACHTELL, LIPTON, ROSEN & KATZ	)
51 WEST 52ND STREET	)
NEW YORK, NY 10019)
)
AND	)
)
ROBERT E. KNOWLING, JR.	)
C/O RACHELLE SILVERBERG	)
WACHTELL, LIPTON, ROSEN & KATZ	)
51 WEST 52ND STREET	)
NEW YORK, NY 10019)
)
AND	)
)
THOMAS L. MONAHAN III	)
C/O RACHELLE SILVERBERG	)
WACHTELL, LIPTON, ROSEN & KATZ	)
51 WEST 52ND STREET	)
NEW YORK, NY 10019)
)
AND	)
)
RONALD L. NELSON	)
C/O RACHELLE SILVERBERG	)
WACHTELL, LIPTON, ROSEN & KATZ	)
51 WEST 52ND STREET	)
NEW YORK, NY 10019)
)
AND	)
)
SYNNEX CORPORATION	)
C/O BRUCE A. ERICSON	)
PILLSBURY WINTHROP SHAW	)
PITTMAN LLP	)
FOUR EMBARCADERO CENTER	)
22ND FLOOR	)
SAN FRANCISCO, CA 94111-5998)
)
AND	)

)
DELTA MERGER SUB I, INC.	)
C/O BRUCE A. ERICSON	)
PILLSBURY WINTHROP SHAW	)
PITTMAN LLP	)
FOUR EMBARCADERO CENTER	)
22ND FLOOR	)
SAN FRANCISCO, CA 94111-5998)
)
AND	)
)
CONCENTRIX CVG CORPORATION	)
C/O BRUCE A. ERICSON	)
PILLSBURY WINTHROP SHAW	)
PITTMAN LLP	)
FOUR EMBARCADERO CENTER	)
22ND FLOOR	)
SAN FRANCISCO, CA 94111-5998,	)
)
DEFENDANTS,	)
)
AND	)
)
CONVERGYS CORPORATION	)
C/O RACHELLE SILVERBERG	)
WACHTELL, LIPTON, ROSEN & KATZ	)
51 WEST 52ND STREET	)
NEW YORK, NY 10019)
)
NOMINAL DEFENDANT.	)

STOCKHOLDER’S DERIVATIVE AND CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.    This action stems from a proposed transaction announced on June 28, 2018 (the “Proposed Transaction”), pursuant to which Convergys Corporation (“Convergys” or the

“Company”) will be acquired by SYNNEX Corporation (“Parent”) and its wholly-owned subsidiaries, Delta Merger Sub I, Inc. (“Merger Sub I”) and Concentrix CVG Corporation (“Merger Sub II,” and together with Parent and Merger Sub I, “SYNNEX”).

2.    On June 28, 2018, Convergys’ Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger, which was amended on August 22, 2018 (the “Merger Agreement”), with SYNNEX. Pursuant to the terms of the Merger Agreement, shareholders of Convergys will receive $13.25 in cash and 0.1193 shares of Parent common stock for each share of Convergys common stock they own.

3.    In approving the Merger Agreement, the Individual Defendants breached their fiduciary duties, and the merger consideration undervalues the Company.

4.    Compounding the unfairness of the Proposed Transaction, defendants issued materially incomplete disclosures in the Form 424B3 Prospectus (the “Prospectus”) filed with the United States Securities and Exchange Commission (“SEC”) on August 24, 2018. As discussed herein, the Prospectus makes materially misleading statements and fails to disclose material information to stockholders regarding the Proposed Transaction.

5.    Plaintiff seeks enjoinment of the Proposed Transaction, which is expected to close by the end of the 2018 calendar year, and the stockholder vote on which is scheduled for October 3, 2018. Alternatively, plaintiff seeks rescission of the Proposed Transaction in the event defendants are able to consummate it.

JURISDICTION AND VENUE

6.    This Court has jurisdiction over defendants because they conduct or conducted business in Ohio, are citizens of Ohio, and/or have engaged in conduct that has had a substantial impact on Ohio. Convergys is an Ohio corporation with its principal place of business located at 201 East Fourth Street, Cincinnati, Ohio 45202. This action is not removable.

7.    Venue is proper in this Court because a substantial amount of the misconduct at issue in this case took place and/or had an effect in this County.

PARTIES

8.    Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Convergys common stock.

9.    Nominal Defendant Convergys is an Ohio corporation and maintains its principal executive offices at 201 East Fourth Street, Cincinnati, Ohio 45202. Convergys’ common stock is traded on the NYSE under the ticker symbol “CVG.” Convergys is a party to the Merger Agreement.

10.    Defendant Andrea J. Ayers (“Ayers”) is a director and the President and the Chief Executive Officer (“CEO”) of Convergys.

11.    Defendant Cheryl K. Beebe (“Beebe”) is a director of Convergys.

12.    Defendant Richard R. Devenuti (“Devenuti”) is a director of Convergys.

13.    Defendant Jeffrey H. Fox (“Fox”) is the Chairman of the Board of Convergys.

14.    Defendant Joseph E. Gibbs (“Gibbs”) is a director of Convergys.

15.    Defendant Joan E. Herman (“Herman”) is a director of Convergys.

16.    Defendant Robert E. Knowling, Jr. (“Knowling”) is a director of Convergys.

17.    Defendant Thomas L. Monahan III (“Monahan”) is a director of Convergys.

18.    Defendant Ronald L. Nelson (“Nelson”) is a director of Convergys.

19.    The defendants identified in paragraphs 10 through 18 are collectively referred to herein as the “Individual Defendants.”

20.    Defendant Parent is Delaware corporation and a party to the Merger Agreement.

21.    Defendant Merger Sub I is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

22.    Defendant Merger Sub II is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

23.     Under applicable law, in any situation where the directors of a publicly-traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation’s assets, the directors and officers have an affirmative fiduciary obligation to, inter alia, not take any action that would: (a) adversely affect the value provided to the corporation’s shareholders; (b) discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibit them from complying with their fiduciary duties; and/or (d) provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

24.     In accordance with their duties of loyalty, care, and good faith, the Individual Defendants, as directors and/or officers of the Company, were obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties were divided; (b) participating in any transaction where the directors or officers would receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

25.    Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated the fiduciary duties owed to plaintiff and the other public shareholders of the Company, including their duties of loyalty, good faith, and care.

CLASS ACTION ALLEGATIONS

26.    Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Convergys stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

27.    This action is properly maintainable as a class action.

28.    The Class is so numerous that joinder of all members is impracticable. As of June 27, 2018, there were approximately 91,084,516 shares of Convergys common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

29.    Questions of law and fact are common to the Class, including, among others: (i) whether the Individual Defendants have breached their fiduciary duties owed to plaintiff and the Class; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

30.    Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

31.    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

32.    Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

DERIVATIVE AND DEMAND ALLEGATIONS

33.    Plaintiff incorporates all of the allegations in this Complaint as if they were fully set forth herein.

34.    In addition to bringing a direct claim against defendants, plaintiff brings this action derivatively in the right and for the benefit of Convergys to redress injuries suffered and to be suffered by the Company as a result of the breaches of fiduciary duty and other violations of law by the Individual Defendants.

35.    Plaintiff owns and has owned Convergys common stock at all times relevant hereto. Plaintiff will adequately and fairly represent the interests of the Company and its stockholders in enforcing and prosecuting its rights. Plaintiff has retained counsel experienced in these types of actions to prosecute these claims on the Company’s behalf.

36.    Plaintiff made a demand on the Board, imploring it to act in remedying the harms the Company will suffer in the event that the Proposed Transaction is consummated. Plaintiff has not yet received a response to the demand.

37.    Given that the parties anticipate that the Proposed Transaction will close by the end of the 2018 calendar year, and that the stockholder vote on the Proposed Transaction is scheduled for October 3, 2018, plaintiff feels compelled to act now to secure the Company’s right to relief against the Individual Defendants.

38.     Demand is excused because the Company would be irreparably harmed if the stockholder vote on the Proposed Transaction was permitted to proceed without first affording the relief requested herein. Demand is excused where, as here, a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

39.    Convergys was incorporated in the State of Ohio in 1996. It is a global leader in customer experience outsourcing, focused on bringing value to its clients through every customer interaction. Convergys provides integrated agent, analytics and technology solutions with operational excellence that it believes deliver superior care, support and business growth for its clients on a global scale.

40.     Convergys has approximately 110,000 employees working in 33 countries, interacting with its clients’ customers in 58 languages. As the second-largest global provider in its industry, Convergys has a history of commitment and dedication to excellence in serving many of the world’s largest brands. The Convergys business model allows it to deliver consistent, quality service, at scale in the geographies and channels that meet its clients’ business needs.

41.    Convergys proactively partners to solve client business challenges through its account management model. Convergys’ geographic footprint and comprehensive capabilities help leading companies create brand-differentiated customer experiences across all interaction channels, such as voice, mobile, text, chat, social media, email and interactive voice response, to generate revenue and reduce their cost to serve. Convergys is a well-capitalized leader in its market and is able to invest in the services, technology, and analytics that matter to its clients and their customers.

42.    On June 28, 2018, Convergys’ Board caused the Company to enter into the Merger Agreement with SYNNEX.

43.    Pursuant to the terms of the Merger Agreement, shareholders of Convergys will receive $13.25 in cash and 0.1193 shares of Parent common stock for each share of Convergys common stock they own. If the Proposed Transaction is completed, Merger Sub I will merge with and into Convergys, with Convergys surviving the initial merger, and Convergys will subsequently merge with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as a wholly-owned subsidiary of Parent.

44.    According to the press release announcing the Proposed Transaction:

Convergys Corporation (NYSE: CVG), a global leader in customer experience outsourcing, today announced that it has entered into a definitive agreement under which SYNNEX Corporation (NYSE: SNX), a leading business process services company, will acquire Convergys in a cash and stock transaction with an enterprise value of approximately $2.8 billion, including approximately $170 million of Convergys outstanding net debt. Under the terms of the agreement, Convergys shareholders will receive $13.25 per share in cash and 0.1193 shares of SYNNEX common stock for each Convergys common share they own, subject to a collar as described in the agreement. The implied price of $26.50 per Convergys share represents a LTM EBITDA multiple of 8.4x (as of March 31, 2018) and an 18% premium to the Company’s unaffected closing stock price on May 10, 2018, the last trading day prior to published market speculation regarding a potential transaction involving Convergys.

Following the close of the transaction, it is expected that Convergys will be combined with SYNNEX’s industry-leading CRM BPO subsidiary, Concentrix, thereby enhancing the capabilities and talent of both organizations and creating a premier global customer engagement services company.…

The transaction has been approved by both companies’ boards of directors and is expected to close by the end of the 2018 calendar year, subject to the approval of shareholders of both companies, the receipt of regulatory approvals and other customary closing conditions.

45.     The terms of the Merger Agreement favor SYNNEX and are calculated to unreasonably dissuade potential suitors from making competing offers.

46.    For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “no solicitation” provision in the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 5.4 of the Merger Agreement provides, in relevant part:

(a) Except as permitted by this Section 5.4, the Company shall not, and shall cause each of its Subsidiaries and its and their respective officers and directors, and shall instruct each of its other Representatives not to, directly or indirectly, (A) solicit, initiate, or knowingly encourage or facilitate any proposal or offer or any inquiries regarding the making of any proposal or offer, including any proposal or offer to its shareholders, that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal (other than, in response to an unsolicited inquiry, to ascertain facts from the Person making such Company Takeover Proposal for the sole purpose of clarifying the terms and conditions thereof so as to determine whether such Company Takeover Proposal constitutes, or would reasonably be expected to lead to, a Company Superior Proposal and to refer the inquiring Person to this Section 5.4 and to limit its conversation or other communication exclusively to such referral and such clarifying of terms as provided herein) or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to a Company Takeover Proposal.

(b) The Company shall, and shall cause each of its Subsidiaries and direct its and their Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Persons (other than Parent and Merger Subs) that may be ongoing with respect to a Company Takeover Proposal and shall use commercially reasonable efforts to cause any such person in possession of non-public information in respect of the Company or its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries in connection with such Company Takeover Proposal to return or destroy (and confirm such destruction of) all such information. The Company shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality provision with respect to a Company Takeover Proposal or similar matter in any agreement to which the Company is a party; provided , that if the Company Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make a Company Takeover Proposal.

47.    Further, the Company must promptly advise SYNNEX of any proposals or inquiries received from other parties. Section 5.4(d) of the Merger Agreement provides:

(d) The Company shall promptly (and in no event later than 24 hours after receipt) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal or any offer, proposal, inquiry or request for information or discussions relating to the Company or its Subsidiaries that would be reasonably likely to lead to or that contemplates a Company Takeover Proposal, including the identity of the Person making the Company Takeover Proposal or offer, proposal, inquiry or request and the material terms and conditions thereof. The Company shall keep Parent reasonably informed, on a reasonably current basis (but in no event more often than once every 24 hours), as to the status of (including any material developments) such Company Takeover Proposal, offer, proposal, inquiry or request.

48.     Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants SYNNEX a “matching right” with respect to any “Superior Proposal” made to the Company. Section 5.4(e) of the Merger Agreement provides:

(e) Except as permitted by this Section 5.4, neither the Company Board nor any committee thereof shall (i) (A) change, qualify, withhold, withdraw or modify, or authorize or resolve to or publicly propose or announce its intention to change, qualify, withhold, withdraw or modify, in each case in any manner adverse to Parent, or fail to include in the Joint Proxy Statement/Prospectus, the Company Recommendation, (B) approve or recommend to the shareholders of the Company, or resolve to or publicly propose or announce its intention to approve or recommend to the shareholders of the Company, a Company Takeover Proposal, (C) fail to recommend against acceptance of any Company Takeover Proposal that is structured as a tender offer or exchange offer for Company Common Shares within ten Business Days after commencement of such offer, (D) fail to reaffirm the Company Recommendation within ten Business Days after a request therefor by Parent following the date any written Company Takeover Proposal (or any material written modification thereto) is first publicly disclosed by the Company or the Person making the written Company Takeover Proposal (provided that Parent may not make such a request more than once for each Company Takeover Proposal or material modification thereto) or (E) agree or publicly propose to do any of the foregoing (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(c)) (a

“Company Acquisition Agreement”). Notwithstanding anything to the contrary set forth in this Agreement, at any time after the date of this Agreement and prior to the time the Company Shareholder Approval is obtained, the Company Board may make a Company Adverse Recommendation Change if, prior to taking such action, the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, that prior to making such Company Adverse Recommendation Change, (I) the Company has given Parent at least two Business Days prior written notice of its intention to take such action specifying, in reasonable detail, the reasons therefor, and (II) upon the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with independent financial advisors and outside legal counsel, that the failure to make a Company Adverse Recommendation Change would reasonably be expected to continue to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

49.     Further locking up control of the Company in favor of SYNNEX, the Merger Agreement provides for a “termination fee” of $74,000,000 payable by the Company to SYNNEX if the Individual Defendants cause the Company to terminate the Merger Agreement.

50.    By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

51.    The consideration to be provided to plaintiff and the Class in the Proposed Transaction appears inadequate.

52.    Among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction.

53.    Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

The Prospectus Omits Material Information

54.    Defendants filed the Prospectus with the SEC in connection with the Proposed Transaction.

55.    As set forth below, the Prospectus omits material information with respect to the Proposed Transaction.

56.    The Prospectus omits material information regarding the Company’s financial projections and the analyses performed by the Company’s financial advisor in connection with the Proposed Transaction, Centerview Partners LLC (“Centerview”).

57.    The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Moreover, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

58.    Defendants failed to disclose certain financial projections of Convergys, despite the fact that Centerview was provided with, and relied upon, those projections to perform its valuation analyses to support its “fairness opinion.” In particular, according to the Prospectus, in performing its Discounted Cash Flow Analysis, Centerview relied upon “the forecasted unlevered free cash flows of Convergys reflected in each of the Base Case Forecasts and the Alternative Case Forecasts for the period beginning January 1, 2018 and ending on December 31, 2022.” (Emphasis added). The Prospectus, however, only discloses the Company’s projected “Adjusted Free Cash Flow” for the Base Case and Alternative Case Forecasts, which management defined as “free cash flow – which represents cash flows from operations less capital expenditures (net of proceeds from disposal) – excluding certain acquisition-related cash payments associated with investment activity.” In contrast, “unlevered free cash flows” are typically defined as EBIT, less taxes, plus depreciation and amortization, less capital expenditures, less changes in working capital.

59.    The failure to disclose the Company’s projected unlevered free cash flows as used by Centerview in its Discounted Cash Flow Analysis is a material omission that causes the Prospectus to be misleading. This information is material to Convergys stockholders because they are faced with a decision of whether to approve the Proposed Transaction and receive cash and Parent stock for their shares, or reject the Proposed Transaction and remain stockholders in the standalone Convergys. Moreover, stockholders are being misled into believing that the projections that were disclosed in the Prospectus were the projections used by Centerview in its Discounted Cash Flow Analysis. That is incorrect. Accordingly, without this information, stockholders are being misled into believing that the merger consideration is fair.

60.    Relatedly, the Prospectus discloses certain projections of Convergys for non-GAAP (generally accepted accounting principles) metrics, including Adjusted EBITDA and Adjusted Free Cash Flow, that were used by Centerview to perform its valuation analyses in connection with the Proposed Transaction. Defendants, however, failed to provide stockholders with the necessary line item projections for the metrics used to calculate these non-GAAP measures or otherwise reconcile the non-GAAP projections to the most comparable GAAP measures.

61.    To avoid misleading stockholders with non-GAAP financial measures in business combinations such as the Proposed Transaction, publicly traded companies must provide a reconciliation of the differences between the non-GAAP financial measures with the most comparable financial measures calculated and presented in accordance with GAAP. Indeed, defendants acknowledge in the Prospectus that: “Convergys and SYNNEX may calculate certain non-GAAP financial metrics, including adjusted EBITDA and adjusted free cash flow, using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this joint proxy statement/prospectus with respect to the opinions of the financial advisors to Convergys and SYNNEX may not be directly comparable to one another.”

62.    As such, Convergys’ stockholders are entitled to the line item projections used to calculate the Company’s non-GAAP projections or a reconciliation of the non-GAAP projections to the most comparable GAAP measures.

63.    With respect to Centerview’s Discounted Cash Flow Analysis of Convergys, the Prospectus fails to disclose: (i) the Company’s projections of unlevered free cash flows for years 2018 through 2022, as well as the line items used to calculate the Company’s unlevered free cash flows; (ii) the specific numerical inputs and assumptions underlying the discount rates range of 9.5% to 11.5% selected by Centerview; (iii) the terminal exit multiples implied by Centerview’s analysis; and (iv) whether Centerview’s analysis takes into account the synergies that are expected to result from the Proposed Transaction and, if so, the amount of synergies used in its analysis. Notably, Parent’s financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), factored the expected synergies into its Discounted Cash Flow Analysis. The failure to disclose this information causes the Prospectus to be misleading in that it makes the merger consideration appear fair.

64.    With respect to Centerview’s Discounted Cash Flow Analysis of Parent, the Prospectus fails to disclose: (i) the specific numerical inputs and assumptions underlying the discount rates range of 9.0% to 11.0% selected by Centerview; (ii) the terminal exit multiples implied by Centerview’s analysis; and (iii) whether Centerview’s analysis takes into account the synergies that are expected to result from the Proposed Transaction and, if so, the amount of synergies used in its analysis. The failure to disclose this information causes the Prospectus to be misleading in that it makes the merger consideration appear fair.

65.    The Prospectus omits material information relating to the background leading to the Proposed Transaction. The Company’s stockholders are entitled to an accurate description of the process the directors used in coming to their decision to support the Proposed Transaction.

66.    The Prospectus indicates that several parties that expressed an interest in acquiring the Company entered into confidentiality agreements that contained “customary standstill provisions.” Defendants, however, failed to disclose whether those standstill provisions contain “don’t ask, don’t waive” provisions that prevent the counterparties from requesting a waiver of the standstill provision. If the confidentiality agreements do contain “don’t ask, don’t waive” provisions, the Prospectus is misleading in that it leads stockholders to believe that the interested parties are free to submit a superior offer to acquire Convergys. Stockholders would find this information material in deciding whether the Proposed Transaction is the best transaction that the Board could have obtained.

67.    The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s stockholders.

COUNT I

(Breach of Fiduciary Duty Against the Individual Defendants

Brought Directly on Behalf of Plaintiff and the Class)

68.    Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

69.    Plaintiff brings this claim directly on behalf of himself and the Class.

70.    The Individual Defendants have violated their fiduciary duties owed to the public stockholders of Convergys.

71.    The Individual Defendants have breached their fiduciary duties owed to the shareholders of Convergys because, among other reasons: (i) they failed to secure adequate value for Convergys stockholders; and (ii) they failed to disclose material information to the Company’s stockholders in the Prospectus.

72.    As a result of the Individual Defendants’ breaches of their fiduciary duties, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Convergys’s assets and cannot cast an informed vote on the Proposed Transaction.

73.    Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

74.    Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty Against the Individual Defendants

Brought Derivatively on Behalf of Convergys)

75.    Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

76.    Plaintiff brings this claim derivatively on behalf of Convergys.

77.    The Individual Defendants have violated the fiduciary duties owed to Convergys.

78.     By the acts, transactions, and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, will unfairly allow the Company to be acquired by SYNNEX for inadequate consideration.

79.    The Individual Defendants have violated their fiduciary duties by entering into the Merger Agreement.

80.    By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward the Company.

81.    Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to the Company and may consummate the Proposed Transaction, all to the irreparable harm of the Company.

82.    The Company has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can the Company be fully protected from the immediate and irreparable injury, which the defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.    Ordering that this action may be maintained as a class and derivative action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B.    Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.    In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.    Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.    Awarding plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

F.    Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: September 6, 2018		LAW OFFICES OF JOHN C.
CAMILLUS, LLC

	By:	/s/ John C. Camillus
John C. Camillus
P.O. Box 141410
Columbus, OH 43214
Telephone: (614) 558-7254
Email: jcamillus@camilluslaw.com

Attorneys for Plaintiff

OF COUNSEL:

RIGRODSKY & LONG, P.A.

300 Delaware Avenue, Suite 1220

Wilmington, DE 19801

Telephone: (302) 295-5310

RM LAW, P.C.

1055 Westlakes Drive, Suite 300

Berwyn, PA 19312

Telephone: (484) 324-6800